Exhibit 99.8 – Excerpt from 2013-2014 Main Estimates COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES CAPITAL ACCOUNT (In thousands of dollars)

Department	2012-2013 Estimate	2012-2013 Revised	2013-2014 Estimate

Agriculture, Aquaculture and Fisheries	200	200	600
Economic Development	6,085	4,835	4,000
Education and Early Childhood Development	1,200	1,200	3,756
Environment and Local Government	500	500	500
Health	23,200	23,200	30,900
Natural Resources	200	180	525
Post-Secondary Education, Training and Labour	7,500	7,500	2,000
Tourism, Heritage and Culture	750	750	1,500
Transportation and Infrastructure	908,125	896,226	422,052

Total Capital Expenditures	947,760	934,591	466,063